# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### April 18, 2011

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

## Dot Hill Systems Corp.

## File No. 1-13317 - CF#26609

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Dot Hill Systems Corp. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 17, 2008.

Based on representations by Dot Hill Systems Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.52        through March 31, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Justin Dobbie
Legal Branch Chief